Exhibit 99.2

CONSENT OF INDEPENDENT VALUATION ADVISOR

We hereby consent to (a) the reference to our name and the description of our role in the valuation process described in the headings (i) “Net Asset Value Calculation and Valuation Guidelines - Independent Valuation Advisor” in the prospectus dated November 4, 2025 and (ii) “February 28, 2026 NAV Calculation” in Supplement No. 8 and (b) the reference to our name in the heading “Experts” being included in the Registration Statement on Form S-11 (File No. 333-282872) of Cottonwood Communities, Inc. to be filed on the date hereof, and in the prospectus as supplemented to be included therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

/s/ Altus Group U.S. Inc.
Altus Group U.S. Inc.

April 2, 2026